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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ]  Merger

     [x]  Liquidation

     [ ]  Abandonment of Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a Business Development Company (Note:
          Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: The United Kingdom Fund Inc.

3.   Securities and Exchange Commission File No.: 811-05184

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [ ] Initial Application      [x] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

          The United Kingdom Fund Inc.
          c/o Merrill Lynch Asset Management
          800 Scudders Mill Road
          Legal Advisory - 2A
          Plainsboro, NJ 08536
          Tel: 609-282-7770

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:


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                                       2

          Philip Welt
          Davis Polk & Wardwell
          450 Lexington Avenue
          New York, New York 10017
          Tel. No.: 212-450-4730

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 3la-2 for the periods specified in those rules.

          The United Kingdom Fund Inc.
          c/o Merrill Lynch Asset Management
          800 Scudders Mill Road
          Plainsboro, New Jersey 08536
          Tel: 609-282-7770

     In addition, until September 30, 1999:

          Bear Stearns Funds Management Inc.
          575 Lexington Avenue
          9th Floor
          New York, New York 10022
          Tel: 212-272-2093
          Attention: Frank Maresca

     With respect to stock ownership and stock transfer records:

          The Bank of New York
          101 Barclay Street, 12 West
          New York, New York 10286
          Tel: 1-800-432-8224

8.   Classification of fund (check only one):

     [x] Management company;

     [ ] Unit investment trust; or

     [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [ ] Open-end     [x] Closed-end

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                                       3

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

          Maryland

11. Provide the name and address of each investment adviser of the fund (including sub- advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          Mercury Asset Management International Ltd.
          33 King William Street
          London EC4R 9AS
          England

          Mercury Asset Management International Channel Islands Ltd.
          Forum House
          Grenville Street
          St. Helier, Jersey JE4 8RL
          Channel Islands

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          Not Applicable

13.  If the fund is a unit investment trust ("UIT") provide:

          Not Applicable

          (a)  Depositor's name(s) and address(es):

          (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ] Yes   [x] No

     If Yes, for each UIT state:

          Name(s):

          File No.: 811-______

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                                       4

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [x] Yes [ ] No

          If Yes, state the date on which the board vote took place:

               January 28, 1999

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [x] Yes [ ] No

          If Yes, state the date on which the shareholder vote took place:

               April 14, 1999

          If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [x] Yes [ ] No

     (a) If Yes, list the date(s) on which the fund made those distributions:

         On June 18, 1999, the Fund distributed substantially all of its assets.

     (b) Were the distributions made on the basis of net assets?

         [x] Yes [ ] No

     (c) Were the distributions made pro rata based on share ownership?

         [x] Yes [ ] No

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                                       5

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          (e) Liquidations only:

               Were any distributions to shareholders made in kind?

               [ ] Yes  [x] No

               If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: Has the fund issued senior securities?

     [ ] Yes [x] No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [ ] Yes [x] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

               511 record shareholders

     (b)  Describe the relationship of each remaining shareholder to the fund:

               Each shareholder currently remains a shareholder of the Fund and, after proving her interest in the Fund, will be entitled to the Fund's remaining assets, after the Fund has paid all liabilities, in proportion to the shareholder's share ownership.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [x] Yes [ ] No


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                                       6

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

          In accordance with the Fund's plan of liquidation and dissolution, the Fund has distributed substantially all of its assets to its shareholders and retained a reserve to cover current and anticipated liabilities and expenses incurred in connection with its liquidation and dissolution as well as to cover contingent liabilities. The Fund filed its Articles of Dissolution with the State Department of Assessments and Taxation of the State of Maryland and dissolved under Maryland law on August 2, 1999. By operation of Maryland law, upon the Fund's filing of its Articles of Dissolution, the Fund's remaining assets are held in the name of "The United Kingdom Fund Inc." in trust for the benefit of the Fund's creditors and shareholders, with the Fund's remaining directors acting as trustees. On July 28, 1999, the Fund sent liquidating notices (the "Liquidating Notices") to all of its shareholders that requested shareholders to prove their interests in the Fund, in accordance with Maryland law. Shareholders who prove their interest in the Fund will receive one or more cash payments in exchange for the tendering of their shares. In accordance with Maryland law, any assets still remaining in the Fund will be held for remaining creditors and shareholders for a period of three years after the date of the Liquidating Notices, after which time all such assets will either (i) be distributed to those shareholders who have proved their interests or (ii) escheat to the State of Maryland, which will forever bar and foreclose any future claims on the assets of the Fund.

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [x] Yes [ ] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Investment in Repurchase Agreement.................     $ 634,771
Pound Sterling.....................................       182,632
Dividend Receivable................................        57,946
Interest Receivable................................         9,355
Reclaim Receivable.................................         6,443
                                                        ---------
                                              Total     $ 891,147


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                                       7


     (b)  Why has the fund retained the remaining assets?

               The Fund has retained these assets to cover current and anticipated liabilities and expenses in connection with its liquidation and dissolution as well as to cover any contingent liabilities.

     (c)  Will the remaining assets be invested in securities?

          [X] Yes [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [X] Yes [ ] No

     If Yes,
     (a)  Describe the type and amount of each debt or other liability:

          As of July 1, 1999, the Fund had the following outstanding liabilities:


Insurance Fees................................................      $  45,000
Legal Fees....................................................         40,913
Investment Management Fees....................................         19,418
Directors' Fees and Expenses..................................         18,375
Reports and Notices to Shareholders...........................         16,741
Transfer Agent's Fees and Expenses............................         10,711
Audit Fees....................................................         10,000
Administration Fees...........................................          7,770
Custodian's Fees and Expenses.................................          4,435
Miscellaneous Expenses........................................          3,987
                                                                    ---------
                                                        Total       $ 177,350
                                                                    =========

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

               The Fund will use its remaining assets to pay its outstanding liabilities. See the Fund's response to question 20(b).

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                                       8

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)  Legal expenses:

               $91,918

         (ii)  Accounting expenses:

               $1,000

         (iii) Other expenses (list and identify separately):


               Proxy Solicitation................................     $ 30,031
               Printing..........................................       19,623
               Portfolio Transactions............................        8,424
               Miscellaneous....................................         2,650
                                                                      --------

                                                            Total     $ 60,728
                                                                      ========


         (iv)  Total expenses (sum of lines (i)-(iii) above):

               $153,646

     (b)  How were those expenses allocated?

               Liquidation expenses were estimated based upon amounts invoiced in connection with liquidation and dissolution and upon discussions with the Fund's various creditors. These expenses were then deducted from the Fund's net assets.

     (c)  Who paid those expenses?

               The Fund has paid for and will continue to pay for all expenses incurred in connection with its liquidation and dissolution.

     (d)  How did the fund pay for unamortized expenses (if any)?

               Not Applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [  ]  Yes       [x]  No

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                                       9

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes [x] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes [x] No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

          Not Applicable

26.  (a)  State the name of the fund surviving the Merger:

     (b) State the Investment Company Act file number of the fund surviving the Merger: 811-______

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                       10

                                  VERIFICATION

     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The United Kingdom Fund Inc., (ii) he or she is the President of The United Kingdom Fund Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                             Signature:

                                             /s/ Stephen M.M. Miller
                                             ------------------------------
                                             Stephen M.M. Miller, President